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NEWS RELEASE

NR09-02

January 29, 2009

Dorato Reports Completion of 2008 Exploration Program Cordillera Del Condor Gold-Copper Property, Northwest Peru

Large Gold-Bearing System Defined:

2.6 kilometres of Underground Mine Workings

1,700 metres of Gold Bearing Veins, 300 metres Vertical Extent

Visible Gold in Stream Beds within an area of 60 square kilometres

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt:D05) is pleased to announce the completion of Minera Afrodita’s 2008 exploration program in the Cordillera del Condor, northwest Peru.  The 2008 Tambo Block program has defined a significant, large, gold-bearing system hosted within the same regional structural regime and host rocks as the world-class Fruta del Norte gold deposit (Figure 1).  Dorato has an option to acquire 100% of Minera Afrodita.

Highlights of the field season, which screened less than 20% of the 800 km2 land-holding, include: definition of extensive gold mineralization, 142 historic informal gold workings, with 1,700 metres of ‘productive’ gold-bearing structures with similar geological characteristics as the Fruta del Norte deposit.  The Tambo alteration system, as presently defined, encompasses an area of 8 km2 and remains open.  The extensive mine excavations have been sampled and results are eagerly anticipated.

Tambo Block Exploration

Geological mapping and geochemical sampling of the El Tambo Target, an epithermal poly-sulphide vein system, hosted within rhyodacite porphyry, has delineated 2.6 kilometres of underground development, in 142 historical mine workings.  These workings have exposed 1.7 kilometres of mined vein structures of similar composition to veins previously sampled, where 35 samples of obviously mineralized structures and veins range from anomalous to 52 g/t Au, averaging 16.38 g/t gold and 83 g/t silver (please see Dorato’s news release NR08-06).  The veins are interpreted to represent a very significant continuation of the Chinapintza Mining District, Ecuador.

More than 1,500 rock samples have been collected where an intensive mapping and sampling program took advantage of the historic informal mine workings to delineate the extent, continuity and grade of the Tambo vein system in addition to providing information on the structural controls and mineral system kinematics.  The compilation of underground structural mapping and sampling will be used to construct a 3D mineral system model, which will direct future deposit and regional scale exploration.  Samples from this program have been sent to ACME Analytical in Lima, Peru, and results are anticipated in the coming weeks.

Regional Exploration

The regional mapping and geochemical sampling program was designed to screen the 12 kilometre wide by 24 kilometre long Tambo claim block.  In total, more than 500 rock samples, 350 stream sediment, and over 1,000 soil samples were collected.

In addition to the El Tambo target, two high-priority ‘bulk-tonnage’ type mineralized systems have been identified and sampled (Figure 2).

The Lucero Target is an intrusion related target located at the contact between a granodioritic intrusion, limestone and sandstone.  The target is a gold-skarn system (potentially Nambija-type), and defined by numerous drainages with fine gold in stream sediments, covering an area of at least 2.5 km2.

The Cobrecon Target is primarily a large porphyry copper-molybdenum system, with possible gold-porphyry and skarn mineralization.  Visible copper oxides and molybdenite have been noted from surface rock samplings and panned samples of stream sediments contain visible gold.  The total target area as presently defined is greater than 33 km2, suggesting that mineralization may be related to a nested metal-bearing porphyry cluster.

Samples from these targets have been sent to ACME Analytical in Lima, Peru, and results are anticipated in the near future.

An airborne Electro-Magnetic geophysical survey was flown in late 2008, covering approximately 650 line kilometres.  A final data set has been delivered and will be interpreted in the coming weeks.

Cordillera Del Condor Background

The Cordillera Del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Inca times.  On the Ecuador side of the border, historical high-grade, small scale, gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corporation’s Fruta del Norte Gold deposit (inferred resources; 13.6 million ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirdor Copper-Gold porphyry deposit (measured & indicated; 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s emerging Jerusalem Gold deposit in the Chinapintza district (measured & indicated; 0.58 million ounces gold at 12.4 g/t gold, inferred; 0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Dorato, through a series of option agreements, including the option with Minera Afrodita, now has the right to become the first mover on the Peruvian side of the Belt through a highly prospective and unexplored land package, exceeding 800 square kilometres in area.  Please see our technical report dated January 28, 2008 entitled “Report on the Cordillera del Condor Property”.

Qualified Person

EurGeol Keith J. Henderson, PGeo., Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a shareholder.

The work programs at the Cordillera Del Condor project are designed and supervised by Dr. Russell Myers, Dorato’s Exploration Manager, and David Hladky, PGeo., Dorato’s Senior Project Geologist, who together are responsible for all aspects of the work.  The quality control/quality assurance program is designed and supervised by Tansy O’Connor-Parson’s, Senior Geochemist.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru, for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. Finally, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

About Dorato Resources Inc.

Dorato is a mineral exploration company focused on the emergent, world-class Cordillera Del Condor Gold-Copper Belt in northwest Peru, adjacent to the Ecuadorian border.  The property represents the geological continuation of the prolific Ecuadorian territory, where world-class gold-bearing epithermal and copper-gold porphyry mineralization has been discovered and delineated.  Dorato, through a series of option agreements, now has the right to become the first mover on the Peruvian side of the Belt through a highly prospective and unexplored land package, exceeding 800 square kilometres in area.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Quentin Mai, Manager- Corporate Communications & Investor Relations

Email: qmai@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward-looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made.  The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.